UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Schedule 13G

(AMENDMENT NO. 7)

         Mobius Management Systems, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

         606925105
(CUSIP Number)

                              December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

SCHEDULE 13G

CUSIP NO. 606925105

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph J. Albracht
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 3,868,500
		6)	SHARED VOTING POWER Not Applicable
		7)	SOLE DISPOSITIVE POWER 3,868,500
		8)	SHARED DISPOSITIVE POWER Not applicable
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,500
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).    Name of Issuer:

Mobius Management Systems, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

120 Old Post Road
Rye, New York 10580

Item 2(a).    Name of Person Filing:

Joseph J. Albracht

Item 2(b).    Address of Principal Business Office or, if None, Residence:

120 Old Post Road
Rye, New York 10580

Item 2(c).    Citizenship:

USA

Item 2(d).    Title of Class of Securities:

Common Stock

Item 2(e).    CUSIP Number:

606925105

Item 3.         If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.    Ownership.

(a)
Amount beneficially owned: 3,868,500 (includes 3,808,500 shares of Common Stock and 60,000 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006)

(b)	Percent of class: 19.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,868,500

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 3,868,500

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.          Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                  February 7, 2007
                Date

                /s/ Joseph J. Albracht
              Joseph J. Albracht